Exhibit 4.21

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into effective as of March 31, 2021 (the “Effective Date”) by and between Bit Digital, Inc., incorporated under the laws of the Cayman Islands (the “Company”), and Sam Tabar (“Executive”). For purposes of this Agreement, the Company and Executive are each a “party” and, collectively, the “parties”. In consideration of the mutual promises and covenants contained in this Agreement, the parties agree as follows:

1. Agreement to Employ. The Company desires to secure the services of Executive as its Chief Strategy Officer. The Company and Executive desire to enter into this Agreement to, among other things, set forth the terms of Executive’s employment with the Company.

2. Term of Agreement. Subject to earlier termination pursuant to Section 8 below, the employment relationship created hereunder shall continue from the Effective Date until March 30, 2023 (the “Initial Term”). The term of employment shall, on each annual anniversary of the Effective Date thereafter, be deemed to be automatically renewed and extended, upon the same terms and conditions, for a successive period of one year (each a “Renewal Term”), unless either party, at least ninety (90) calendar days prior to the expiration of the Initial Term or any Renewal Term, shall give written notice to the other of its or his intention not to renew such employment term (a “Non-Renewal Notice”). The period during which Executive is employed under this Agreement (including any Renewal Terms) will be referred to as the “Employment Period.”

3. Surviving Agreement Provisions. Notwithstanding any provision of this Agreement to the contrary, the parties’ respective rights and obligations under Sections 6 through 12 shall survive any termination or expiration of this Agreement or the termination of Executive’s employment for any reason whatsoever.

4. Services to be Provided by Executive.

(a) Position and Responsibilities. Subject to the Agreement’s terms, Executive agrees to serve the Company as its Chief Strategy Officer. The Board of Directors of the Company (the “Board”) shall take all action necessary to appoint Executive as Chief Strategy Officer effective as of the Effective Date. Executive shall have the duties and privileges customarily associated with an executive occupying such role at a publicly-traded company, and shall have all powers and authority customarily associated with such role, or necessary and/or desirable to protect and advance the best interests of the Company. Unless agreed to in writing by Executive, Executive shall also be Chief Strategy Officer of each of the Company’s subsidiaries. During the Term, Executive shall be permitted to engage in such other business, personal, charitable, civic and other activities as Executive desires; provided that such activities do not directly compete with the business of the Company.

(b) Executive’s Office Location. Executive’s primary office location shall be New York, New York; provided, however, that Executive may work out of any location Executive desires (including without limitation Executive’s home).

5. Compensation for Services. As compensation for the services Executive will perform under this Agreement during the Employment Period, the Company will pay Executive the following:

(a) Base Salary. Executive shall receive an annual salary of one hundred twenty-five thousand dollars ($125,000), payable no less frequently than semi-monthly in accordance with the Company’s regular payroll practices (the “Base Salary”). The Base Salary may be increased in the discretion of the Board, but not decreased. If increased, the increased amount shall constitute Base Salary for purposes of this Agreement. During the Renewal Term, Executive shall receive the same rate of Base Salary as in effect immediately prior to the commencement of such Renewal Term. Executive’s compensation shall be subject to all appropriate federal and state withholding taxes.

(b) Bonuses. Executive shall be eligible for a cash bonus each calendar year during the Employment Period (each a “Bonus Year”) based on a bonus program to be established by the Board with input from Executive. It is expected that such bonus program will provide Executive a cash bonus each Bonus Year, in the discretion of the Board, based on such targets and performance criteria as shall be established by the Board in its discretion after consultation with Executive. Any bonus with respect to a Bonus Year shall be paid to Executive no later than March 15 of the year following the Bonus Year.

(c) Equity Award. Executive is hereby awarded 120,765 restricted stock units (“RSUs”), which represent a number of shares of common stock, $0.001 par value (“Common Shares”) equal to 0.25% of the Company’s outstanding shares of common stock as of the date hereof, which shall be subject to the terms and conditions of the restricted stock unit award agreement attached hereto as Exhibit A (the “RSU Award Agreement”).

(d) Vacation. Executive shall accrue four (4) weeks’ vacation on the Effective Date and on the first day of each calendar year during the Employment Period thereafter. Vacation days shall be taken at such times and intervals as shall be determined by Executive, subject to the reasonable business needs of the Company.

(e) Reimbursement of Ordinary Business Expenses. The Company shall reimburse Executive for all reasonable business expenses in accordance with Company policies and procedures as may be in effect from time to time.

(f) Life Insurance. During the Employment Period, the Company will pay or reimburse Executive for the cost of a life insurance policy having a face amount of $2,000,000. Executive shall be the owner of such policy and shall be entitled to name the beneficiary(ies) thereof.

(g) Other Benefits and Perquisites. As soon as practicable following the Effective Date, the Company shall establish, and Executive shall be entitled to participate in, health, dental and vision coverage plans reasonably acceptable to Executive. Executive shall be entitled to participate in all benefit plans and arrangements provided by the Company for all employees generally, and for the Company’s executive employees, including plans and arrangements providing health, disability, dental, vision and retirement benefits or coverage.

6. Confidential Information.

(a) Confidential Information. Executive hereby agrees at all times during and after the Employment Period, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without prior written consent of the Company, any Confidential Information. “Confidential Information” for this purpose means any proprietary or confidential information of the Company, its affiliates, or their respective clients, customers or partners, including, without limitation, technical data, trade secrets, research and development information, product plans, services, customer lists and customers, supplier lists and suppliers, software developments, inventions, processes, formulas, technology, designs, hardware, configuration information, personnel information, marketing, finances, information about the suppliers, joint ventures, franchisees, distributors and other persons with whom the Company does business, information regarding the skills and compensation of other employees of the Company or other business information disclosed to Executive by or obtained by Executive from the Company, its affiliates, or their respective clients, customers or partners, either directly or indirectly, in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential. Notwithstanding the foregoing, Confidential Information shall not include information that: (i) prior to disclosure, is or was known or generally available to the public; (ii) after disclosure, become known to the public through no act or omission of Executive or any other person or entity with an obligation of confidentiality to the Company; (iii) is or was independently developed by Executive, without the use of or reference to Confidential Information of the Company; or (iv) is required to be disclosed pursuant to an applicable law, rule, regulation, government requirement or court order, or the rules of any stock exchange (provided however, Executive shall advise the Company of such required disclosure promptly upon learning thereof in order to afford the Company a reasonable opportunity to contest, limit and/or assist Executive in crafting such disclosure and shall cooperate with the Company concerning any such attempt to contest, limit or craft the disclosure).

(b) Company Property. Executive understands that all documents (including computer records, facsimile and e-mail but excluding Executive’s personal email and other electronic communication and messaging accounts) and materials created, received or transmitted in connection with his work or using the facilities of the Company are property of the Company and subject to inspection by the Company at any time. Upon request of the Company following termination of Executive’s employment with the Company, Executive will promptly deliver to the Company all material documents pertaining to his work with the Company.

7. Non-solicitation. In consideration for (i) the Company’s promise to provide Confidential Information to Executive and Executive’s return promise to hold the Company’s Confidential Information in trust, (ii) the substantial economic investment made by the Company in the Confidential Information and goodwill of the Company, and the business opportunities disclosed or entrusted to Executive, (iii) the compensation and other benefits provided by the Company to Executive, and (iv) the Company’s employment of Executive pursuant to this Agreement, and to protect the Company’s Confidential Information, customer relationships, and goodwill, Executive agrees that, during the Employment Period and for a period of twelve (12) months immediately following the date of Executive’s termination from employment, other than in connection with his authorized duties under this Agreement, Executive shall not, directly or indirectly, either as a principal, manager, agent, employee, consultant, officer, director, stockholder, partner, investor, owner, or lender or in any other capacity, and whether personally or through other persons or entities:

(i) Solicit business from, interfere with, attempt to solicit business with, or do business with any customer of the Company with whom the Company did business or who the Company solicited within the preceding twelve (12) months, and who or which Executive contacted, called on, serviced or did business with during Executive’s employment at the Company (and not at any time prior to commencement of the Employment Period). This restriction in this Section 7(a)(i) only prohibits soliciting, attempting to solicit or transacting business for any person or entity, other than the Company, engaged in the business of mining bitcoin; or

(ii) Solicit, induce or attempt to solicit or induce, engage or hire, on behalf of himself or any other person or entity, any person who is an employee or consultant of the Company or who was employed by the Company within the preceding twelve (12) months (general advertisements and similar solicitations not directed at any specific individuals shall not be considered solicitation for this purpose).

Notwithstanding the foregoing, the restrictions contained in this Section shall not apply to Bryan Bullett.

The provisions contained in this Section 7 are considered reasonable by Executive and the Company. In the event that any such provisions should be found to be void under applicable laws but would be valid if some part thereof was deleted or the period or area of application reduced, such provisions shall apply with such modification as may be necessary to make them valid and effective. In the event Executive breaches this Section 7, Executive acknowledges that there will be no adequate remedy at law, and the Company shall be entitled to injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate). In any event, the Company shall have right to seek all remedies permissible under applicable law.

8. Termination of Agreement. The employment relationship between Executive and the Company created under this Agreement shall terminate before the expiration of the stated term of this Agreement upon the occurrence of any one of the following events:

(a) Death. Executive’s employment shall be terminated effective on the death of Executive.

(b) Termination by the Company for Cause. The Company may terminate Executive’s employment hereunder for Cause at any time, subject to the notice requirements below. For purposes of this Agreement, the term “Cause” shall mean any of the following:

(i) Executive shall have been convicted of, or have entered a plea of nolo contendere or the equivalent in respect of a charge of, any criminal act constituting a felony under the laws of the United States or any state or political subdivision thereof; or

(ii) any conduct, action or behavior by Executive involving gross negligence or willful misconduct that has a material adverse effect on the reputation or interests of the Company.

For purposes hereof, an act or omission shall not be deemed to be willful if taken or omitted in the good faith belief that such act or omission was in, or not opposed to, the best interests of the Company. Anything herein to the contrary notwithstanding, the Executive’s employment shall not be terminated for Cause, within the meaning of clause (ii) above unless written notice stating the basis for the termination is provided to the Executive and the Executive (together with his own counsel) has an opportunity to be heard before the Board and, after such hearing, a majority of the Board duly votes to terminate him for Cause. No event or condition under clauses (i) or (ii) above shall constitute Cause unless such written notice is provided to Executive within thirty (30) days after any member of the Board first has knowledge of such event or condition. No assertion of Cause may be made while a basis for the Executive to resign for Good Reason (as defined below) exists or on or after Executive has notified the Company that a basis for resignation for Good Reason exists.

(c) Termination by the Company Without Cause. The Company may terminate Executive’s employment at any time upon thirty (30) days written notice to Executive without Cause.

(d) Termination by Executive. Executive may terminate his employment for any reason at any time upon thirty (30) days written notice to the Company. The Executive may also terminate his employment for “Good Reason” (as defined herein). For purposes of this Agreement, the term “Good Reason” shall mean the occurrence of any of the following without the Executive’s prior written consent:

(i) a material diminution of the Executive’s duties or responsibilities as set forth herein;

(ii) a material interference with the Executive’s ability to carry out his duties and responsibilities hereunder, including without limitation the Company’s failure or refusal to provide Executive with sufficient resources to carry out his duties and responsibilities hereunder;

(iii) Executive’s inability to certify any financial statements or governmental filing due to the Company’s failure or refusal to provide adequate accounting, legal or other professional resources;

(iv) the assignment to the Executive of duties which are materially inconsistent with his duties or which materially impair the Executive’s ability to function as the Company’s Chief Strategy Officer;

(v) a change in the reporting structure so that (A) the Executive does not report solely and directly to the Board or (B) any employee of the Company or any of the Company’s subsidiaries does not report directly or indirectly to the Executive; or

(vi) any breach (not otherwise included or specified in this Section 8(d)) by the Company of any material provision of this Agreement, the RSU Award Agreement, the Indemnification Agreement set forth as Exhibit B hereto, or any other agreement between the Company and Executive, including without limitation the failure of the Company to pay or provide the compensation and benefits provided under Section 5 hereof or a failure of the Company to timely fulfill its obligations under Section 10(j) of this Agreement or Section 11 of the Indemnification Agreement.

Notwithstanding anything contained herein to the contrary, the Executive’s employment shall not be terminated for Good Reason unless (i) the Executive provides written notice to the Company of the event or condition alleged to constitute Good Reason stating the basis of such termination and the Company is given thirty (30) days after receipt of such notice to cure the action that is the basis of such claim, and if the Company fails to cure such action to the reasonable satisfaction of Executive within such thirty (30) day period, the Executive actually terminates his employment within thirty (30) days following such thirty (30) day period.

(e) Notice of Termination. Any termination of the Executive’s employment hereunder (other than as a result of the death of the Executive or as a result of the expiration of the Initial Term or any Renewal Term if either party has given a Non-Renewal Notice to the other), whether by the Company or by the Executive, shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice that shall indicate (i) the specific termination provision in this Agreement relied upon and, other than in the case of a resignation by the Executive without Good Reason, shall set forth in reasonable detail the basis for termination of the Executive’s employment under the provision so indicated and (ii) the date of termination.

9. Compensation Upon Termination for Any Reason. Upon the termination of Executive’s employment under this Agreement, Executive shall be entitled to the following:

(a) Termination by the Company for Cause or as a Result of the Resignation of Executive. In the event that Executive’s employment is terminated by the Company for Cause, or as a result of Executive’s resignation, the Company shall, in addition to any benefits provided under any employee benefit plan or program of the Company, pay the following amounts to Executive (or his estate or other legal representative, as the case may be) within the time period required by applicable law (and in all events within thirty (30) days of such termination):

(i) any accrued but unpaid Base Salary (as determined pursuant to Section 5(a) hereof) for services rendered to the date of termination;

(ii) any earned, but unpaid, bonus for services rendered during the year preceding the date of termination;

(iii) any accrued, unused vacation or paid time off; and

(iv) any accrued but unpaid expenses required to be reimbursed pursuant to Section 5(e) hereof.

The amounts described in clauses (i) through (iv) above, together with benefits provided under any employee benefit plan or program of the Company, shall be referred to herein as the “Accrued Obligations.”

(b) Termination by Reason of Death of Executive. In the event that Executive’s employment is terminated by reason of Executive’s death, the Company shall pay the Accrued Obligations to Executive’s estate within the time period required by applicable law (and in all events within thirty (30) days of such termination).

(c) Termination by the Company Without Cause, or by the Executive for Good Reason, or Upon Non-Renewal By the Company. In the event that Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason, or as a result of expiration of the Employment Period by reason of the Company’s issuance of a Non-Renewal Notice, the Company shall pay and/or provide the following amounts to Executive:

(i) the Accrued Obligations within the time period required by applicable law (and in all events within thirty (30) days of such termination), except for employee benefits that shall be provided in accordance with the terms applicable to such benefits; and

(ii) all of the following:

(1) The Company shall pay Executive a single lump sum cash amount on the next regularly scheduled payroll date following Executive’s date of termination, in an amount equal to twenty-four (24) months of Base Salary. Notwithstanding the foregoing, if the Executive’s employment terminates under the circumstances of this Section 9(c) in connection with, or within twenty-four (24) months following, a “Change in Control” (as defined below), then “thirty-six (36)” shall be substituted for “twenty-four (24)” in the preceding sentence.

(2) The Company shall pay Executive a single lump sum cash amount on the next regularly scheduled payroll date following Executive’s date of termination equal to a pro-rata portion (based on the number of days elapsed in the applicable fiscal year of the Company until the date of Executive’s date of termination divided by 365) of Executive’s most recent annual bonus, if any.

(3) All equity awards granted to Executive, including without limitation the RSUs awarded pursuant to Section 5(c) hereof, shall be fully and immediately vested, to the extent not previously vested. To the extent that Executive holds any stock options or other stock rights issued by the Company, such options or rights shall remain exercisable for the full (10-year) term thereof. Shares with respect to RSUs that become vested hereunder shall be delivered to Executive within ten (10) days following Executive’s date of termination.

(4) The Company shall provide Executive with continued healthcare coverage under the Company’s group health plan (or comparable coverage) for twenty-four (24) months following Executive’s date of termination; provided, however, that if the Executive’s employment terminates under the circumstances of this Section 9(c) in connection with, or within twenty-four (24) months following, a Change in Control, then the Company shall provide Executive with continued healthcare coverage under the Company’s group health plan (or comparable coverage) for a period of thirty-six (36) months following Executive’s date of termination.

For purposes of this Agreement:

(i) a “Change in Control” shall be deemed to have occurred if any one of the following events shall occur:

(1) Any “Person” (as defined below) becomes the beneficial owner (as defined in Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of shares of Common Stock representing more than 50% of the total number of votes that may be cast for the election of directors of the Company;

(2) The consummation of any merger or other business combination of the Company, sale of all or substantially all of the Company’s assets or combination of the foregoing transactions (a “Transaction”), other than a Transaction involving only the Company and one or more of its subsidiaries, or a Transaction immediately following which the shareholders of the Company immediately prior to the Transaction continue to have a majority of the voting power in the resulting entity;

(3) Within any 12-month period beginning on or after the Effective Date, the persons who were directors of the Company immediately before the beginning of such period (the “Incumbent Directors”) shall cease (for any reason other than death) to constitute at least a majority of the Board (or the board of directors of any successor to the Company); provided that any director who was not a director as of the date hereof shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval was the result of an actual or threatened election contest of the type contemplated by Rule 14a-11 promulgated under the Exchange Act or any successor provision; or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control shall not occur merely as a result of the Company’s anticipated creation of a super-voting class of stock during the second quarter of 2021.

(ii) “Person” shall mean any individual, partnership, firm, trust, corporation, limited liability company or other similar entity. When two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of Common Stock, such partnership, limited partnership, syndicate or group shall be deemed a “Person”.

10. Other Provisions.

(a) Remedies; Legal Fees. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement, specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The prevailing party shall be entitled to attorney’s fees.

(b) Limitations on Assignment. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company without the Executive’s prior written consent.

(c) No Mitigation or Offset. In the event of termination of the Executive’s employment for any reason, the Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due to him on account of any remuneration or benefits from any subsequent employment that he may obtain.

(d) Notices. Any notice or other communication required, permitted or desired to be given under this Agreement shall be deemed delivered when personally delivered; the business day, if delivered by overnight courier; the same day, if transmitted by facsimile on a business day before noon, Eastern Standard Time; the next business day, if otherwise transmitted by facsimile; and the third business day after mailing, if mailed by prepaid certified mail, return receipt requested, as addressed or transmitted as follows (as applicable):

If to Executive, at the address set forth below Executive’s signature hereto.

With a copy to:

Andrew E. Graw, Esq.

Lowenstein Sandler LLP

One Lowenstein Drive

Roseland, New Jersey 07068

Tel: 973.597.2588

Fax: 073.597.2589

Email: agraw@lowenstein.com

If to the Company:

Bit Digital, Inc.

33 Irving Place

New York, New York 10003

Attn: Erke Huang

Tel: (347) 328-3860

Email: erkeh@bitdigital.com

With a copy to:

Elliot H. Lutzker, Esq.

Davidoff Hutcher & Citron LLP

605 Third Avenue, 34th Floor

New York, New York 10158

Tel: (212) 557-7200

Fax: (212) 286-1884

Email: ehl@dhclegal.com

(e) GOVERNING LAW; VENUE. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws (rules) or choice of laws (rules) thereof. The exclusive venue for all suits or proceedings arising from or related to this Agreement shall be in a court of competent jurisdiction located in New York City, New York.

(f) Waiver. A party’s waiver of any breach or violation of any Agreement provisions shall not operate as, or be construed to be, a waiver of any later breach of the same or other Agreement provision.

(g) Entire Agreement, Amendment, Binding Effect. This Agreement constitutes the entire agreement between the parties concerning the subject matter in this Agreement. No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect, and no changes in or additions to this Agreement shall be recognized, unless incorporated in this Agreement by written amendment, such amendment to become effective on the date stipulated in it. Any amendment to this Agreement must be signed by each party to this Agreement. This Agreement will be binding on and inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives, and permitted assigns (if any). This Agreement supersedes any prior agreements between Executive and the Company concerning the subject matter of this Agreement.

(h) Company’s Non-Disclosure Obligation. The Company shall, and shall cause its and its affiliates’ and their respective directors, officers, employees, agents and representatives, to keep and maintain this Agreement and the Exhibits hereto confidential and shall not, without the advance written consent of Executive, disclose the Agreement and such Exhibits except (i) to the extent required to be disclosed pursuant to an applicable law, rule, regulation, government requirement or court order, or the rules of any stock exchange, or (ii) as reasonably required to administer and effectuate the terms hereof or thereof or to enforce the terms hereof or thereof; provided, however, that the Company may disclose the terms of this Agreement and the Exhibits hereto to members of the Board, the Company’s CEO, Chief Financial Officer, the Company’s attorneys, accountants and other professionals and anyone else from whom the Company obtains a written non-disclosure agreement, provided that all such individuals (and their firms if applicable) are subject to written confidentiality obligations with respect to the Agreement and such Exhibits that are at least as strong as those set forth herein.

(i) Counterparts. This Agreement may be executed in counterparts, with the same effect as if both parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

(j) Indemnification; D&O Coverage. The Company and Executive shall enter into and execute the Indemnification Agreement set forth in Exhibit B hereto. The Company shall maintain a directors’ and officers’ liability insurance policy covering Executive in an amount and on terms and conditions (including without limitation, with respect to scope, exclusions, sub-amounts and deductibles) reasonably acceptable to Executive. The Company shall further secure its obligations under the Indemnification Agreement through such means as the Executive reasonably requires, and in such sums as Indemnitee shall reasonably require, including without limitation through an irrevocable bank line of credit, letter(s) of credit, surety bond, funded trust or other collateral or retainer to counsel of Executive’s choosing. The Company shall bear all costs incurred by the Company and Executive in connection with establishing any such arrangements. Any such security, once provided, may not be revoked or released without the prior written consent of Executive. The Company shall provide such security within sixty (60) days after a request for such security is made by Executive.

(k) Attorney’s Fees. The Company agrees to pay or reimburse Executive for reasonable attorney’s fees incurred by Executive in connection with this Agreement and the related agreements and matters. Such payment will be made promptly following execution of this Agreement.

11. Transferable Shares. The Company shall take all measures needed to ensure that all shares of Common Stock delivered by the Company to Executive upon vesting of the RSUs or in connection with any other equity awards made to Executive by the Company shall (i) not contain any legends, and (ii) shall be freely transferable (including in publicly traded open market transactions) by Executive upon receipt.

12. Section 280G of the Code.

(a) Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to Executive or for Executive’s benefit pursuant to the terms of this Agreement or otherwise, including without limitation the RSU Award Agreement (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and will be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then the Company shall pay to Executive, no later than the time the Excise Tax is required to be paid by Executive or withheld by the Company, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by Executive, plus the amount necessary to put Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that Executive would have been in if Executive had not incurred any tax liability under Section 4999 of the Code.

(b) The determination of whether a Gross-up Payment will be required, and of the amount of such Gross-up Payment, shall initially be made (at the Company’s expense) by a nationally recognized registered public accounting firm reasonably acceptable to the Company and Executive prior to the time the Excise Tax is required to be paid by Executive or withheld by the Company, and shall be made applying the assumptions that Executive will pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the Gross-up Payment is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of Executive’s residence at the time. In light of the uncertainty in applying Sections 280G and 4999 of the Code, if it is subsequently determined that the Gross-up Payment is not sufficient to put Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and such taxes imposed on the Gross-up Payment)) that Executive would have been in if Executive had not incurred the Excise Tax, then the Company shall promptly pay to or for the benefit of Executive such additional amounts necessary to put Executive in the same after-tax position that Executive would have been in if the Excise Tax had not been imposed. In the event that a written ruling of the Internal Revenue Service (“IRS”) is obtained by or on behalf of the Company or Executive, which provides that Executive is not required to pay, or is entitled to a refund with respect to, all or a portion of the Excise Tax, then Executive shall reimburse the Company in an amount equal to the Gross-up Payment, less any amounts which remain payable by or are not refunded to Executive, within sixty (60) days of the date of the IRS determination or the date Executive receives the refund, as applicable. Executive and the Company shall reasonably cooperate with each other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for the Excise Tax; provided that, if the Company decides to contest a claim by the IRS relating to the Excise Tax, then the Company shall bear and pay directly or indirectly all costs and expenses (including any additional interest and penalties and any legal and accounting fees and expenses) incurred in connection with such action and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Company’s action.

13. Section 409A of the Code.

(a) The parties hereto intend that all payments and benefits to be made or provided to Executive hereunder and under any Plan (as defined in clause (g) below) will either be exempt from Section 409A (as defined in clause (g) below) or be paid or provided in compliance with all applicable requirements of Section 409A, and the provisions of this Agreement and of each Plan (to the extent they relate to Executive’s entitlements under such Plan) shall be construed and administered in accordance with such intent. In furtherance of the foregoing, the provisions set forth below shall apply notwithstanding any other provision in this Agreement, or (where applicable) any provision in any Plan, to the contrary.

(b) All payments to be made to Executive hereunder or under any Plan, to the extent they constitute a deferral of compensation subject to the requirements of Section 409A (after taking into account all exclusions applicable to such payments under Section 409A), shall be made no later, and shall not be made any earlier, than at the time or times specified herein or in any Plan for such payments to be made, except as otherwise permitted or required under Section 409A.

(c) The date of Executive’s “separation from service”, as defined in Section 409A (and as determined by applying the default presumptions in Treas. Reg. §1.409A-1(h)(1)(ii)), shall be treated as the date of his termination of employment for purposes of determining the time of payment of any amount that becomes payable to Executive hereunder and under any Plan upon his termination of employment and that is properly treated as a deferral of compensation subject to Section 409A after taking into account all exclusions applicable to such payment under Section 409A.

(d) To the extent any payment or delivery otherwise required to be made to Executive hereunder or under any Plan on account of his separation from service is properly treated as a deferral of compensation subject to Section 409A after taking into account all exclusions applicable to such payment and delivery under Section 409A, and if the Executive is a “specified employee” under Section 409A at the time of his separation from service, then such payment and delivery shall not be made until the first business day after the earlier of (i) the expiration of six months from the date of Executive’s separation from service, or (ii) the date of his death (such first business day, the “Delayed Payment Date”). On the Delayed Payment Date, there shall be paid or delivered to the Executive or, if he has died, to his estate, in a single payment or delivery (as applicable) all entitlements so delayed, and in the case of cash payments, in a single cash lump sum, an amount equal to aggregate amount of all payments delayed pursuant to the preceding sentence, plus interest thereon at the Delayed Payment Interest Rate (as defined below) computed from the date on which each such delayed payment otherwise would have been made to Executive until the Delayed Payment Date. For purposes of the foregoing, the “Delayed Payment Interest Rate” shall mean the national average annual rate of interest payable on jumbo six-month bank certificates of deposit, as quoted in the business section of the most recently published Sunday edition of The New York Times preceding the Executive’s date of termination.

(e) In the case of any amounts payable to Executive under this Agreement, or under any Plan, that may be treated as payable in the form of “a series of installment payments”, as defined in Treas. Reg. §1.409A-2(b)(2)(iii), (A) Executive’s right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of Treas. Reg. §1.409A-2(b)(2)(iii), and (B) to the extent any such existing Plan does not already so provide, it is hereby amended to so provide, with respect to amounts that may become payable to Executive thereunder.

(f) The Company agrees that at all times during the Term, it will maintain each Plan in documentary and operational compliance with all requirements under Section 409A, in so far as such requirements are applicable to the payments or benefits to be made or provided to Executive under such Plan. The Company further agrees that to the extent permitted under 409A, this Agreement, and the terms of any Plan (to the extent they relate to the Executive’s entitlements under such Plan) shall be modified, as reasonably requested by the Executive, to the extent necessary to comply with all applicable requirements of, and to avoid the imposition of any additional tax, interest and penalties under, Section 409A in connection with, the benefits and payments to be provided or paid to Executive hereunder or under such Plan. Any such modification shall maintain the original intent and economic benefit to Executive of the applicable provision of this Agreement or such Plan, to the maximum extent possible without violating any applicable requirement of Section 409A. Any such modification to the terms of any Plan may be made by means of a separate written agreement between the Company and Executive so as to limit the applicability of such modification to just the payments or benefits to be provided to Executive under such Plan.

(g) For purposes of the foregoing, the following terms shall have the following meanings:

(1) “Plan” shall mean any plan, program, agreement (other than this Agreement) or other arrangement maintained by the Company or any of its affiliates that is a “nonqualified deferred compensation plan” within the meaning of Section 409A and under which any payments or benefits are to be made or provided to Executive, to the extent they constitute a deferral of compensation subject to the requirements of Section 409A after taking into account all exclusions applicable to such payments under Section 409A.

(2) “Section 409A” shall mean section 409A of the Code, the regulations issued thereunder and all notices, rulings and other guidance issued by the Internal Revenue Service interpreting same.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first indicated above.

THE COMPANY:

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

EXECUTIVE:

/s/ Sam Tabar
Sam Tabar

Address:

EXHIBIT A

RESTRICTED STOCK UNIT AWARD AGREEMENT

EXHIBIT B

INDEMNICATION AGREEMENT

AMENDMENT TO
EMPLOYMENT AGREEMENT

AMENDMENT TO EMPLOYMENT AGREEMENT dated as of March 1, 2021, effective as of January 1, 2022 (the “Effective Date”) by and between Bit Digital, Inc., a Cayman Islands exempted company, with its principal business at 33 Irving Place, New York, New York 10003 (the “Company”) and Sam Tabar, with an address at 170 N. 5th Street, Brooklyn, New York 11211 (the “Executive”).

W I T N E S S E T H :

WHEREAS, the Company and the Executive entered into an Employment Agreement dated as of March 1, 2021 (the “Agreement”);

WHEREAS, the Company has migrated most of its operations out of China to New York State; and

WHEREAS, the Executive has played a substantial role in the migration which is currently being completed.

NOW, THEREFORE, in consideration of the mutual premises and covenants and agreements contained herein and for other good and valuable consideration by each of the parties, the parties hereby agree as follows:

1. The first sentence of Section 5(a) Base Salary is hereby amended to read as follows:

“Executive shall receive an annual salary of Five Hundred Thousand ($500,000) Dollars commencing January 1, 2022 through the end of the Initial Term, payable no less frequently than semi-monthly in accordance with the Company’s regular payroll practice (the “Base Salary”).”

Except as set forth herein, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the 6th day of January 2022.

“EXECUTIVE”	BIT DIGITAL, INC.

/s/ Sam Tabar	By:	/s/ Erke Huang
Sam Tabar		Name:	Erke Huang
		Title:	Chief Financial Officer and Director

AMENDMENT NO. 2 TO
EMPLOYMENT AGREEMENT

AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT (the “Amendment”) dated as of March 1, 2021, as previously amended as of January 1, 2022 and amended herein as of March 31, 2023 (the “Effective Date”) by and between Bit Digital, Inc., a Cayman Island exempted company, with its principal business at 33 Irving Place, New York, New York 10003 (the “Company”) and Sam Tabar, with an address at 170 N. 5th Street, Brooklyn, New York 11211 (the “Executive”).

W I T N E S S E T H :

WHEREAS, the Company and the Executive entered into an Employment Agreement dated as of March 1, 2021 (the “Agreement”);

WHEREAS, the Company and the Executive entered into an Amendment to Employment Agreement effective as of the January 1, 2022;

WHEREAS, the Executive has played a substantial role in the growth of the Company;

WHEREAS, the Company desires to extend the term of the Agreement for an additional two (2) years with the Executive assuming the role of Chief Executive Officer upon the terms and conditions set forth in the Amendment; and

WHEREAS, the Executive desires to assume the position of Chief Executive Officer upon the execution of this Amendment.

NOW, THEREFORE, in consideration of the mutual premises and covenants and agreements contained herein and for other good and valuable consideration by each of the parties, the parties hereby agree as follows:

1. Section 1. Agreement to Employment. The first sentence is hereby amended to read as follows: “The Company desires to secure the services of Executive as Chief Executive Officer.”

2. Section 2. Term of Agreement is amended to read as follows: “Subject to earlier termination pursuant to Section 8 below, the employment relationship created hereunder shall continue from the Effective Date until March 31, 2025 (the “Initial Term”).” The term of employment shall, on the second anniversary date of the Effective Date, be deemed automatically renewed and extended upon the same terms and conditions for a period of one year (the “Renewal Term”) unless either party, at least ninety (90) calendar days prior to the expiration of the Initial Term, shall give written notice to the other of his or its intention not to renew such employment term (a “Non-Renewal Notice”). The period during which Executive is employed under this Agreement (including any Renewal Term) will be referred to as the “Employment Period.”

3. Section 4. Services to be Provided by Executive. All references to Chief Strategy Officer are hereby amended to read Chief Executive Officer.

4. Section 5. Compensation for Services. The first sentence of Section 5(a) Base Salary is hereby amended to read as follows:

“Executive shall receive an annual salary of Five Hundred Thousand ($500,000) Dollars during the term of this Amendment, payable no less frequently than semi-monthly in accordance with the Company’s regular payroll practice (the “Base Salary”).”

5. Section 5(c). Equity Award is hereby amended to read as follows: Executive shall be awarded restricted stock units (“RSUs”) based on performance determined by the Board of Directors.

6. Section 9. Compensation Upon Termination for Any Reason

Subsection (c)(ii) Termination by the Company Without Cause, or by the Executive for Good Reason, or Upon Non-Renewal by the Company (including in connection with a Change of Control) is amended to read as follows:

“The Agreement will not be terminated by the Company at any time prior to the end of the Initial two-year Term except for Cause. In the event that Executive’s employment is terminated by the Company without Cause commencing two (2) years from the date of this Amendment, or at any time by the Executive for Good Reason, or as a result of expiration of the Employment Period by reason of the Company’s issuance of a Non-Renewal Notice, the Company shall pay and/or provide the following amounts to Executive:

“(1) The Company shall pay Executive a single lump sum cash amount on the next regularly scheduled payroll date following Executive’s date of termination, in an amount equal to the number of years employed by the Company (or fraction thereof) plus two (2) multiplied by one (1) month of Base Salary with a minimum of six (6) months Base Salary at all times during the Employment Period.”

7. Except as set forth herein, the Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the 14th day of March 2023.

“EXECUTIVE”	BIT DIGITAL, INC.

/s/ Sam Tabar	By:	/s/ Erke Huang
Sam Tabar		Name:	Erke Huang
		Title:	Chief Financial Officer and Director